Mail Stop 3561

June 18, 2007

Karen A. Klein
Group Vice President – Legal
Orbitz Worldwide, Inc.
500 W. Madison Street
Suite 1000
Chicago, Illinois 60661

Re: Orbitz Worldwide, Inc.
Amendment No. 1 to Registration Statement on Form S-1
Filed June 12, 2007
File No. 333-142797

Dear Ms. Klein,

        We have reviewed your responses to the comments in our letter dated June 6, 2007 and have the following additional comments. Please note that all page references below correspond to the marked version of your filing provided by counsel.

General

1. We note that you have included a list of primary websites owned and operated by the company. Please confirm that Orbitz Worldwide will own all of the websites following the consummation of this offering or revise to clarify.

2. The disclosure states on page 88 that in July 2005, you successfully combined the management and operation of CheapTickets with Orbitz, allowing you to reduce costs and share best practices. Please clarify whether Orbitz Worldwide's management will continue to operate CheapTickets following the offering. It appears from the corporate structure chart on page 6 that Cheaptickets will not be part of Orbitz Worldwide following the offering. If that is the case, please clarify in the registration statement.

Company Strategy, page 4

3. Revise the first sentence to clarify that your objective is to become profitable and grow profitability. Alternatively, clarify that you have not met your objective for the past five years and interim stub.

We license our search technology from a third party, page 16

4. Please identify the third party.

Tax Sharing Liability, page 68

5. We note that the tax sharing liability relates to the allocation of up to approximately $308 million of tax benefits from the taxable exchange. However, your obligation to the founding airlines in years 2005 and 2006 alone ($310 million) has surpassed the total tax benefits you will receive from the arrangement. Please quantify, if practicable, the amount of tax benefits Orbitz has realized and is estimated to receive in the next 15 years. Please also provide, if practicable, an estimate of the total liability over the next 15 years. We note from footnote 3 on page 74 that the tax sharing liability will be approximately $275 million. Is this the total liability for the next 15 years?

Principal Stockholders, page 135

6. Item 15 on page II-2 indicates that you issued 100 shares of common stock to Waltonville Limited in 2007. Please advise how Waltonville is affiliated with the beneficial owners disclosed on page 135.

Exhibits

7. Please revise the exhibit index to include the intercompany notes, the form of agreement for the new agreement with Travelport which will replace the existing GDS agreements with Galileo and Worldspan, senior secured credit agreement and the new senior secured synthetic letter of credit.

* * * * *

As appropriate, please amend the registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Patrick Kuhn at (202) 551-3308 or Michael Fay at (202) 551-32812 if you have questions regarding comments on the financial statements and related matters. Please contact H. Yuna Peng at (202) 551-3391 or me at (202) 551-3750 with any other questions.

Regards,

Max A. Webb
Assistant Director

Cc: Gregory A. Fernicola, Esq.
via facsimile: (212) 735-2000